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10027990

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SE[illegible] COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 2010
Washington DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shufro, Rose & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	New York	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Olga Brittner — (212) 754-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Stephen Leit and Tonia Kaminsky, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shufro, Rose & Co., LLC, as of December 31, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

We further affirm that the financial statements are being made available to all members or allied Members of the New York State Exchange, Inc. employed by Shufro, Rose & Co. LLC.

Signature

Managing Member

Title

Signature

Managing Member

Title

Notary Public

HARVEY WACHT
Notary Public, State of New York
No. 03-4117720
Qualified in Westchester County
Commission Expires May 31, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 18, 2010

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 33,452
Restricted cash	583,704
Money market mutual funds	628,127
Advisory fees receivable	2,281,464
Commissions receivable	6,685
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $3,222,408	225,433
Other assets	693
	$ 3,759,558
LIABILITIES	
Compensation payable to members	$ 2,371,695
Accrued expenses and other payables	87,863
	2,459,558
Commitments	
MEMBERS' CAPITAL	1,300,000
	$ 3,759,558

See notes to statement of financial condition

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Shufro, Rose & Co., LLC (the "Company"), a New York limited liability company, is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

[2] Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Advisory fees are recorded as earned based on contractual arrangements.

[3] Equipment and improvements:

Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease or the life of the improvement, if shorter.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company's investments in money market mutual funds totaling $628,127 are classified within Level 1 of the fair value hierarchy.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $453,415, which was $203,415 in excess of its required net capital. The Company's net capital ratio was .43 to 1.

NOTE D - PROFIT-SHARING PLAN

Members and employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers all employees at least 19 years of age with three months of service. Qualified employees may elect to contribute to the plan pursuant to a salary reduction agreement. Matching contributions are made to the plan at the discretion of the Company's management.

NOTE E - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to the New York City unincorporated business tax.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2006 through December 31, 2009) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

The Company was the investment manager of an investment limited partnership (the "Partnership"). Some members and a now deceased employee of the Company were members of the general partner of the Partnership. The Company did not have an equity investment in the Partnership and did not share in Partnership income or losses; however, all operating and administrative expenses of the Partnership other than brokerage commissions and transaction costs were borne by the Company. At December 31, 2009, accrued expenses included approximately $23,000 of expenses incurred on behalf of this Partnership. The Company received a quarterly management fee from the Partnership equal to one quarter of one percent (0.25%) of the Partnership's net asset value at the end of each calendar quarter. In addition, the Company acted as the introducing broker for the Partnership and received a share of commission income generated from the trading activity.

NOTE G - LEASE COMMITMENTS

The Company's lease agreement for office facilities expires on February 28, 2013. The terms of the lease include escalation clauses for increases in real estate taxes and certain operating expenses.

Future minimum annual rental commitments under the office and equipment leases are as follows:

Year Ending December 31,	Office	Equipment
2010	$ 1,154,000	$ 6,700
2011	1,164,000	6,700
2012	1,175,000	6,700
2013	196,000	6,700
Thereafter		2,500
	$ 3,689,000	$ 29,300

In connection with its office lease security deposit requirements, the Company obtained a letter of credit in favor of the landlord which is collateralized by a bank certificate of deposit of $583,704. This amount is shown as restricted cash on the statement of financial condition.

NOTE H - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in a money market mutual fund which is not covered by FDIC insurance.

NOTE I - SUBSEQUENT EVENTS

The members have evaluated events through February 18, 2010, the date that this financial statement was available to be issued.